Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

October 13, 2023

FILED AS EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. 485(a) Filing (File Nos. 2-92633 and 811-04087)

Dear Mses. Browning and Hamilton:

On behalf of our client, Manning & Napier Fund, Inc. (the “Fund”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Fund’s post-effective amendment no. 220, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 221, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Callodine Equity Income Series (the “Series”). Below, we have briefly summarized your comments and questions, followed by our responses. Please note that for organizational purposes, we have divided certain of your numbered comments that contain more than one comment into subdivisions (e.g., “(a),” “(b),” “(c),” etc.). Where indicated, certain of the Fund’s responses are based on information provided to the Fund by Manning & Napier Advisors, LLC (the “Advisor”) or Callodine Capital Management, LP (the “Sub-Advisor”) for the specific purpose of the Fund’s responses to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus Comments

Investment Goal

1.	Comment. With respect to the Series’ Investment Goal, please explain in plain English the meaning of the phrase “strong risk-adjusted returns with low market correlation and preservation of capital.” In particular, please explain what the Series means by “strong risk adjusted total returns” and “low market correlation.”

Response.     The Series has added disclosure in response to Item 4 of Form N-1A to clarify what it means by the quoted language.

Fees and Expenses

2.	Comment. In the second sentence of the preamble to the Fees and Expenses subsection of the Summary Section of the Prospectus, please change the font of the second sentence to bold font.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Response.     The Series has made the requested revisions.

3.	Comment. In the fee table, please add a footnote to “Other Expenses” to state that these are estimated for the current fiscal year in accordance with Instruction 6 to Item 3 of Form N-1A.

Response.     The Series has made the requested revisions.

4.	Comment. In the second footnote to the fee table, regarding the waiver and how it operates, please revise this footnote to clarify that the three year rolling period refers to the three year period following a waiver or reimbursement.

Response.     The Series has made the requested revisions.

5.	Comment. In the second footnote to the fee table, please clarify the references to “direct operating expenses” and “indirect expenses.”

Response.     The Series has revised the footnote disclosure to delete the references to “direct operating expenses” and “indirect operating expenses” and to simply state that the expense limitation agreement does not apply to Acquired Fund Fees and Expenses.

Principal Investment Strategies

6.	Comment. In accordance with Rule 35d-1(d)(2) under the 1940 Act, please revise the Series’ 80% policy to clarify that “80% of its assets” means 80% of the Series’ net assets, plus borrowings for investment purposes.

Response.     The Series has made the requested revisions.

7.	Comment. With respect to the disclosure that the Series may invest in “preferred stock, securities convertible into common and preferred stock,” please specify the types of preferred stock and securities convertible into common and preferred stock that the Series will invest in as part of its principal investment strategies, and please add corresponding principal risk factor disclosure. If the Series will invest in convertible bonds, please disclose the applicable credit ratings of such bonds.

Response.     The Series has revised its Principal Investment Strategies disclosure to clarify that the Series may invest in preferred stock and securities convertible into common and preferred stock in any company, market or sector that is consistent with the Series’ investment strategies. The Series respectfully declines to add additional detail in this regard to its corresponding risk factor disclosure because it believes the existing disclosure sufficiently addresses the risks of investing in preferred stock and convertible securities. The Series has made revisions to disclose the applicable credit ratings of its investments in convertible bonds.

8.	Comment. If the Series intends to invest in contingent convertible securities (“CoCos”) as part of its principal investment strategy, please disclose that strategy and its accompanying risks. Supplementally inform the Staff about the percentage of assets the Series expects to invest in CoCos. If the Series does not intend to invest in CoCos as part of its principal investment strategy, please so inform the Staff supplementally.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Response.     The Series confirms it does not intend to invest in CoCos as part of its principal investment strategies.

9.	Comment. With respect to the Series’ investments in ADRs, please clarify whether the Series intends to invest in “sponsored” or “unsponsored” ADRs and add corresponding principal risk factor disclosure. Please disclose a definition of sponsored and/or unsponsored ADRs. The Staff would not object if the additional specificity is provided in response to Item 9 of Form N-1A (and not Item 4).

Response.     The Series will invest in sponsored (and not unsponsored) ADRs as part of its principal investment strategies. The Series has clarified this intention its principal investment strategies disclosure, added a definition, and has revised its corresponding principal risk factor disclosure.

10.	Comment. With respect to the clause that says “securities or other instruments whose price is linked to the value of common stock or other equity securities,” please specify what securities or other instruments the Series intends to invest in, and provide corresponding principal risk factors. If the Series intends to invest in derivatives, please specify the kinds of derivatives.

Response.     The Series has deleted the quoted language. The Series may invest in derivatives as part of its 20% basket and has added disclosure about the types of derivatives in which it may invest as part of its principal investment strategies.

11.	Comment. If the Series intends to invest in derivatives as part of the Series’ 80% policy, please revise the prospectus to disclose this. If the Series does not intend to invest in derivatives as part of the Series’ 80% policy, please so inform the Staff supplementally.

Response.     The Series does not intend to invest in derivatives as part of its 80% policy.

12.	Comment. Please note that the 80% policy is an asset-based test and not an exposure test, so if the Series intends to include derivatives as part of its 80% policy, the derivatives must be valued, for purposes of Rule 35d-1 under the 1940 Act, on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an over-the-counter derivative, its fair value). Please confirm that the Series will use the market value of derivatives for purposes of complying with Rule 35d-1.

Response.     The Series does not intend to invest in derivatives as part of its 80% policy.

13.	Comment. If the Series intends to invest in derivatives in a separate 20% basket, please provide disclosure stating that the Series may invest in derivatives, and disclose how the derivatives will be used. Tailor the Item 4 corresponding risk factor(s) to be specific to the derivatives the Series will invest as part of its principal investment strategies, and do not discuss the risks of derivatives that are not part of the Series’ principal investment strategies. Please disclose, in response to Item 9 of Form N-1A, the specific categories of derivatives in which the Series may invest as part of its principal investment strategies and how the Series may trade them (for example, with respect to options, state whether the Series may invest both in exchange-traded options and over the counter options, and whether the Series will buy and/or sell options). If the Series will not invest in derivatives in the 20% basket, please represent that to the Staff supplementally.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Response.     The Series has revised its Principal Investment Strategies disclosure to indicate that it may invest in options as part of its 20% basket. The Series has also added a corresponding principal risk factor that is tailored to its principal investments in options. In response to Item 9 of Form N-1A, the Series has disclosed that it may purchase exchange-traded options as part of its principal investment strategies.

14.	Comment. With respect to the Series’ disclosure about its investments in master limited partnerships (“MLPs”), please supplementally confirm that MLPs are part of the Series’ principal investments. If they are principal investments of the Series, please disclose the maximum total assets the Series intends to invest in MLPs and specify in the disclosure the types of MLPs the Series may invest in, including the qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code of 1986, as amended (such as exploration, development, mining, production, processing, refining, transportation, storage and marketing of mineral or natural resources) and disclose corresponding principal risk factors of the types of MLPs in which the Series may invest as part of its principal investments strategies. The Staff would not object if the additional specificity is provided in response to Item 9 of Form N-1A (and not Item 4).

Response.     The Series confirms that it may invest in MLPs as part of its principal investment strategies. The Series has revised its disclosure to specify the types of MLPs the Series expects to principally invest in and has provided additional detail in its corresponding principal risk factors. The Series respectfully notes that the Series’ Principal Investment Strategies disclosure already states that the Series may invest in MLPs as part of its 80% basket. Subject to the 80% basket, the Series does not have a particular target allocation range for its investments in MLPs.

15.	Comment. Please disclose the specific types of Real Estate Investment Trusts (“REITs”) the Series may invest in as part of its principal investment strategies, including whether such REITs are equity, mortgage or hybrid REITs, and whether the Series may invest in public or private REITs (or both), and disclose the correlating principal risk factors of such investments. The Staff would not object if the additional specificity is provided in response to Item 9 of Form N-1A (and not Item 4).

Response.     The Series has made the requested revisions. The Series represents that it may invest in equity, mortgage and hybrid REITs as part of its principal investment strategies, and will only invest in public (not private) REITs.

16.	Comment. In the last sentence of the first paragraph of the Principal Investment Strategies section, please revise to add more specific disclosure about the kind of fixed income securities that the Series may invest in as part of its 20% basket, including by disclosing the range of credit quality ratings of fixed income securities in which the Series may invest. Delete the phrase “other debt and credit instruments” because this is not specific, and do not use open end phrases like “such as” before identifying securities. If the Series intends to invest in unrated securities as part of its principal investment strategies, please disclose this fact and disclose how decisions will be made to invest in unrated securities.

Response.     The Series has made the requested revisions.

17.	Comment. In the third paragraph of the Principal Investment Strategies section, in the second sentence, please add a reference to the Series’ ability to invest in emerging markets companies, and disclose how the Series determines whether a country is an emerging markets country for purposes of its principal investment strategies. The Staff would not object if the disclosure about how the Series determines whether a country is an emerging markets country is added in response to Item 9 of Form N-1A. Alternatively, delete the reference to emerging markets companies from the “foreign securities” principal risk factor in response to Item 4 of Form N-1A.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Response.     The Series does not intend to invest in emerging markets issuers as part of its principal investment strategies and has therefore deleted all references to emerging markets in the Prospectus.

18.	Comment. In the third paragraph of the Principal Investment Strategies, in the third sentence, if the Series’ principal investment strategies involve a focus on specific sectors or geographies, please disclose such focus; alternatively, please supplementally inform the Staff that the Series has no such focus.

Response.     The Series’ principal investment strategies do not involve a focus on any specific sector or geography. Instead, the Series will invest its assets where the “Sub-Advisor” finds value.

19.	Comment. With respect to MLPs, if the Series will invest in MLPs as part of its principal investment strategies, please consider disclosing whether MLPs will be invested in according to specific geographic focuses. In addition, please consider whether there should be corresponding MLP risk disclosure with respect to MLPs and any geographic focus. Please also consider disclosing the risks of investing in MLPs as they may relate to mining, minerals, and exploration.

Response.     The Series’ principal investment strategies do not involve a focus on any specific sector or geography, including with respect to its investments in MLPs. Instead, the Series will invest its assets where the Sub-Advisor finds value, including with respect to its investments in MLPs. As noted in response to Comment 14, the Series has provided additional disclosure about the types of MLPs it may principally invest in, and it has revised the corresponding principal risk factors.

20.	Comment. With respect to the last paragraph of the Principal Investment Strategies subsection, please:

(a) Delete the disclosure about the anticipated 5% annual payout, which appears to violate Rule 156 of the Securities Act of 1933, as amended, which in part prohibits mutual fund sales literature, whether express or implied, from being misleading about future performance. Alternatively, explain supplementally to the Staff how the disclosure complies with Rule 156 of the Securities Act of 1933, as amended.

Response.     The Series does not believe that stating that the Series “seeks” to offer shareholders an annual payout of 5% in the context used, and as stated, is misleading or that it may be characterized as an implied representation of future performance. The Series has, however, deleted all disclosure about the anticipated 5% annual payout because the Advisor and the Sub-Advisor have decided to no longer pursue this strategy.

(b) If the Series determines to retain the disclosure about an anticipated 5% annual payout, please state in plain English that the 5% annual payout is not guaranteed. Please also clarify in the disclosure what the source of the 5% payout is. For example, is the source dividends, capital gains, or return of capital? If the source is return of capital, please provide a cross reference to where that term is defined, or define it and provide an explanation of the term in this part of the prospectus.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Response.     The Series has deleted all disclosure about the anticipated 5% annual payout.

Principal Risks of Investing in the Series

21.	Comment. With respect to Master Limited Partnership Risk, please briefly summarize the tax risks associated with investments in MLPs. The Staff would not object if such risks are summarized in response to Item 4 and additional specificity is provided in response to Item 9 of Form N-1A.

Response.     The Series has made the requested revisions.

22.	Comment. With respect to the Preferred Stock Risk, please expand the disclosure to indicate that preferred stocks typically do not have voting rights.

Response.     The Series has made the requested revisions.

23.	Comment. The Principal Investments Strategies subsection of the Prospectus indicates that the Series may invest in common stock. Please add corresponding risk disclosure about investing in common stock in response to Item 4.

Response.     The Series has made the requested revisions.

24.	Comment. With respect to Distribution Policy Risk, please explain in the disclosure that the quarterly payments referenced are a return of capital, which is a return to the investor of a portion of its original investment in the Series. Please also disclose that any capital returned to investors through such distributions will be distributed after payment of fund fees and expenses, and further, that a return of capital distribution generally will not be taxable but will decrease a shareholder’s cost basis in the shares of the Series and will result in a higher capital gain or a lower capital loss when those shares for which the distribution is received are sold, even if sold at a loss.

Response.     Because the Series has deleted all references to an anticipated 5% payout from its Prospectus and SAI, the Series has also deleted the Distribution Policy Risk disclosure and all such references.

(a) In the Distribution Policy Risk, in the last clause of the last sentence, please clarify in plain English what is meant by the term “Series’ ‘yield’ or ‘income.’”

Response.     The Series respectfully directs the Staff to its response to Comment 24.

Summary of Past Performance

25.	Comment. With respect to the Predecessor, please specify in the disclosure the nature of the fund (for example, is it a private equity fund?) and indicate in the disclosure what 1940 Act exclusion from the definition of an Investment Company the Predecessor relied. In addition, please briefly explain what the exclusion means in plain English.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Response.     The Series does not believe it would be helpful or relevant to the average investor to identify the exclusion the Predecessor Fund relied on from the definition of an investment company and provide an explanation of what the exclusion means. However, the Series has provided some disclosure about the exclusion the Predecessor Fund relied (Section 3(c)(7) of the 1940 Act) on in the Series’ SAI.

26.	Comment. With respect to the subsection heading “Summary of Past Performance,” please revise the heading to clarify that it is about the past performance of the Series.

Response.     The Series has revised the heading to say “Summary of Past Performance of the Series.”

27.	Comment. Please confirm supplementally that Callodine Capital Management, LP, was primarily responsible for managing the Predecessor Fund.

Response.     The Sub-Advisor was primarily responsible for managing the Predecessor Fund.

28.	Comment. Please supplementally confirm that the standard SEC methodology was used to calculate performance. If the standard SEC methodology was not used to calculate performance, then please disclose what standard was used.

Response.     The standard SEC methodology was used to calculate the performance of the Predecessor Fund.

29.	Comment. In the final paragraph on page 4 of the Prospectus, please revise the disclosure to state that the prior performance shown represents the historical performance for a similarly managed account and is not the Series’ performance or indicative of the Series’ future performance.

Response.     The Series has revised the disclosure to state that “Prior performance represents historical performance of the Predecessor Fund and is not the Series’ performance, nor is it indicative of the Series’ future performance.”

30.	Comment. Please supplementally confirm the following with respect to the Predecessor Fund:

(a) Confirm the Series has the records to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response.     The Sub-Advisor maintains, on behalf of the Series, the records to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

(b) Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

Response.     Callodine Equity Income Fund, LP, the Predecessor Fund, was established as a Delaware limited partnership on November 3, 2021 and commenced operations in January, 2022. The Predecessor Fund relies on the exclusion from investment company registration provided by Section 3(c)(7) of the 1940 Act. The Predecessor Fund was created to offer investors long-term investment opportunities that would generate total return with low market correlation, and the preservation of capital. The Predecessor Fund was not created solely for purposes of establishing a track record.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

(c) State that the adviser for the Series was the adviser for the Predecessor Fund for the entire performance period shown. Also, state whether the adviser managed any other accounts that were materially equivalent to the Series. Were these other accounts converted to registered companies, and if not, why not?

Response.     The Sub-Advisor was the adviser for the Predecessor Fund for the entire performance period shown. The Sub-Advisor has not managed any other accounts that are materially equivalent to the Series.

(d) Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account had lower performance as compared with the predecessor account.

Response.     The Advisor and Sub-Advisor determined to convert the Predecessor Fund to a registered investment company (the Series) because it would benefit the Predecessor Fund’s investors in a number of ways, including by expanding the pool of eligible investors that can invest in the Series and by providing the Series and its investors with daily liquidity and ownership being recorded in shares instead of percentage interests. The Advisor and Sub-Advisor believe it is desirable to register the Predecessor Fund as an investment company under the 1940 Act in order to offer a single product wrapper that may be offered and sold through both institutional and retail distribution channels. Moreover, the Advisor and Sub-Advisor believe that the Predecessor Fund pursues an investment strategy that is appropriate for a registered investment company. The Sub-Advisor has not managed any other accounts that are materially equivalent to the Predecessor Fund.

(e) State whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Series.

Response.     The Predecessor Fund will transfer substantially all of its portfolio securities to the Series in connection with the Series’ commencement of operations.

(f) State whether the Advisor believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response.     The Sub-Advisor believes the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

(g) Describe supplementally whether the Predecessor Fund made any investment strategy changes to the account within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company.  In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed.  If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Response.     The Predecessor Fund has not made any investment strategy changes within one year prior to the date the Series’ initial registration statement was filed. In addition, the Predecessor Fund experienced investor contributions and withdrawals in the ordinary course of its operations since inception and that the level of such contributions and withdrawals were not unusual relative to the Sub-Advisor’s expectations and there have been no unusual variations in the level of assets of the Predecessor Fund within that same time period. The Sub-Advisor has not managed any other accounts that are materially equivalent to the Predecessor Fund. Accordingly, any investors that redeemed out of the Predecessor Fund would not have been able to invest in an account managed by the Sub-Advisor with substantially similar strategies to that of the Predecessor Fund.

General

31.	Comment. Under the “Portfolio Managers” subsection on page 5, if accurate, please add to the disclosure that James Morrow is primarily responsible for the day-to-day management of the portfolio.

Response.     The Series has made the requested revision.

32.	Comment. In the “More Information About the Series’ Principal Investment Strategies and Principal Risks” section, the Staff notes that certain information is similar to, or repeats, disclosure provided in response to Item 4 of Form N-1A. Please consider revising the disclosure to reduce duplicate disclosure. In this regard, please note that Form N-1A provides that principal investment strategies and principal risks should be summarized in response to Item 4 of Form N-1A based on the information provided in response to Item.

Response.     The Series has reviewed the disclosure in the summary prospectus and statutory prospectus and believes that the level of disclosure is appropriate and has therefore not made any changes in response to this comment.

33.	Comment. On page 9, under the subsection “More Information About the Series’ Benchmark Indices,” the Staff notes that the disclosure purports to disclaim information on which the Series will rely. Please note that under the federal securities laws, the Series is responsible for all information disclosed in its registration statement, and the Series therefore should not disclaim liability. Please delete such disclosure or disclose that the Series is responsible for the Third Party Content as defined in the sub-section.

Response.     The Series believes that a factual statement regarding the source of the index data, the source being third party index providers, is not the same as a disclaimer of responsibility. However, the Series has made revisions in response to this Comment.

34.	Comment. Under the subsection “Discretionary Investment Accounts” on page 10, the Staff notes that the disclosure appears to discuss principal risks of the Series. Accordingly, please disclose in response to Items 4 and 9 of Form N-1A the principal risks of the Advisor and the Series associated with discretionary investment accounts.

Response.     The Series notes that the Prospectus already contains “large redemption risk,” which discusses the risks of large shareholder redemptions. However, the Series has revised the “large redemption risk” disclosure to clarify that such risks also apply to large discretionary accounts which hold shares of the Series.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

35.	Comment. In the final paragraph of the subsection “Management Fees” on page 10, please revise the disclosure to note that the discussion regarding the basis for the Board of Directors’ approval of the Series’ advisory and sub-advisory agreements will be available in the Series’ first annual or semi-annual report to shareholders, “when available.”

Response.     The Series has made the requested revisions.

36.	Comment. In the “How to Redeem Shares” subsection on page 14, in the second sentence of the first paragraph, the Staff notes that the disclosure states that the “Fund may, however, postpone payment of redemption proceeds for up to seven days.” Please supplementally inform the Staff how this statement is in compliance with Section 22(e) of the 1940 Act.

Response.     The Series confirms that it will comply with Section 22(e) of the 1940 Act. Section 22(e) provides, in relevant part, that “No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to its company or its agent…”(emphasis added) Accordingly, Section 22(e) provides that an investment company has up to seven days to make payment on a redemption request. An investment company, however, may not suspend redemption or postpone payments for more than seven days except under the exceptions set forth in Section 22(e). Although the Series intends to send redemption proceeds the business day following the request, the Series has seven days to honor a redemption request under Section 22(e) and believes the quoted language is consistent with the time frame permitted in Section 22(e).

37.	Comment. On page 15, under the subsection “More About Purchases, Exchanges, and Redemptions,” in the second paragraph, the disclosure states that “The close of regular trading is typically 4:00 p.m. Eastern time, although it may be earlier.” Please clarify what is meant by the clause “it may be earlier.” Supplementally, please clarify that the Series does not have a cutoff time for calculating NAV earlier than 4:00 p.m. Eastern time.

Response.     The Series has revised the referenced disclosure to clarify that the NYSE may close earlier than 4:00 p.m. Eastern time on certain days. The Series also supplementally confirms that it does not have a cutoff time for calculating NAV earlier than 4:00 p.m. Eastern time.

SAI Comments

38.	Comment. On page 18, the Staff notes there is a generalized discussion of Rule 18f-4. Please revise the disclosure to be more specific to the Series, including to specify whether the Series anticipates being a limited derivatives user.

Response.     The Series respectfully declines to make any changes in response to this comment. The Series believes that how the Series complies with Rule 18f-4 does not provide information that an investor would need to evaluate the Series. This view is supported by the fact that neither Form N-1A nor Rule 18f-4 requires a fund to disclose whether it is a limited derivatives user or a full compliance fund or any other requirement of Rule 18f-4 applicable to the Series.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

39.	Comment. On page 18 under the heading “Other Investment Policies,” the Staff notes that some of the disclosure appears to discuss principal investment strategies of the Series. Please revise the heading “Other Investment Policies” to reflect that principal investment strategies are being discussed, and revise the disclosure throughout the referenced sub-section to indicate what strategies are principal and what strategies are not principal.

Response.     The Series respectfully notes that the introduction to the section “Investment Policies and Risks,” of which “Other Investment Policies” is a subsection, states that “[t]he following discussion provides additional information about those principal investment strategies and related risks, as well as information about non-principal investment strategies (and related risks) that the Series may utilize. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the Series’ prospectus, is considered by the Series to be a non-principal strategy (or related risk).” In light of the foregoing, the Series believes that the SAI includes appropriate disclosure with respect to this matter.

40.	Comment. The Staff notes that under the Series’ Investment Restrictions, the Series “may make loans, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom….” However, the SAI does not contain a discussion of the Series’ policy for making loans. Please describe the Series’ policy for making loans and disclose the percentage of the Series’ total assets that it may lend. Alternatively, if the Series will not make loans, please supplementally represent that, and confirm supplementally that the Series will update its disclosure if it determines to make loans at a future time.

Response.     The Series confirms it does not intend to make loans. The Series further confirms that if it determines to make loans in the future, it will update its disclosure.

Part C Comments

41.	Comment. The Staff notes that Exhibit (d)(2)(a)(ii) in Item 28, and other Exhibits in Item 28, are described as “form of” agreements that will be filed by amendment. Please note that final, executed documents should be filed with the SEC, not form of documents.

Response.     The Series respectfully notes the Staff’s Comment.

42.	Comment. Regarding Exhibit (i), the Opinion of Morgan, Lewis & Bockius, LLP, consistent with Division of Corporation Finance Staff Legal Bulletin No. 19, please revise the legal opinion to include your firm’s consent.

Response.     The Opinion of Morgan, Lewis & Bockius, LLP has been revised as requested.

Miscellaneous

43.	Comment. Please supplementally inform the Staff of the date when the Series’ Registration Statement will be effective under the Securities Act, and the date when the Predecessor Fund will transfer its assets to the Series.

Response.     The Series respectfully submits that the Predecessor Fund will transfer its assets on the day the Series becomes effective under the Securities Act.

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

Staff Accounting Comments

44.	Comment. The Staff reminds the Series to include the consent of the Series’ independent registered public accounting firm in the Series’ filing pursuant to Rule 485(b) of the Securities Act.

Response.     The Series respectfully notes the Staff’s comment and will include the consent of the Series’ registered public accounting firm in the Series’ filing pursuant to Rule 485(b) of the Securities Act.

45.	Comment. In the fee table to the Series, please provide a supplemental explanation as to why the Other Expenses are 15 basis points lower for Class Z shares relative to other share classes.

Response.     As disclosed in the Prospectus under “Payments to Broker-Dealers and Other Financial Intermediaries—Other Payments by the Fund,” Class I shares and Class S shares may incur up to 0.15% in fees paid to financial intermediaries for non-distribution related sub-transfer agency, administrative, sub-accounting, and other shareholder services. Because Class Z shares do not incur such fees, the Other Expenses for Class Z shares are lower than the other share classes.

46.	Comment. In the fee table, please add a footnote to “Other Expenses” to state that these are estimated for the current fiscal year in accordance with Instruction 6 to Item 3 of Form N-1A.

Response.     The Series has made the requested revisions.

47.	Comment. In the SAI, please include the supplemental financial information required by Regulation S-X Item 6-11(d)(1)(iii).

Response.     The Series has included the requested disclosure.

48.	Comment. In the Financial Statements, going forward, please ensure that the Schedule of Investments includes all footnotes required by Article 12-12 of Regulation S-X.

Response.     The Series will ensure that all footnotes required by Article 12-12 of Regulation S-X will be included going forward.

49.	Comment. In the Financial Statements on page F-23, there is a reference to a “master fund.” Please supplementally explain this reference to the Staff.

Response.     The Series believes the reference to a “Master Fund” is a typographical error and instead should have been a reference to the “Partnership.”

Kimberly Browning, Esq.

Lauren Hamilton

October 13, 2023

50.	Comment. Please include updated financial statements for the Predecessor Fund so that the financial statements are current within 245 days of the effective date of the filing.

Response.     The Series has included the requested financial statements.

51.	Comment. With respect to the semi-annual financial statements, please provide a supplemental response explaining the discrepancy between the $605,214 “Due to Broker” on the Statement of Assets and Liabilities and the $(705,213) “Cash Collateral Received” in the chart in Note 6 of the Financial Statements.

Response.     The difference between the face of the financial statements and the footnote pertains to $100,000 of cash that was in excess of amounts needed to be held as collateral.  This $100,000 remained at the broker as excess cash.  Therefore, the broker accounts held a net $605,213 balance as of 6/30/2023, as reflected on the statement of asset, liabilities, and partners’ capital.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber